FORM 3
                     UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                 WASHINGTON, D.C.  20549

                  INITIAL STATEMENT OF
           BENEFICIAL OWNERSHIP OF SECURITIES

       Filed pursuant to Section 16(a) of the
         Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility
          Holding Company Act of 1935
       or Section 30(f) of the Investment
              Company Act of 1940
 ___________________________________________________________________________
 1.  Name and Address of Reporting Person

       The Coastal Corporation
       _____________________________________________________________________
           (Last)                      (First)                    (Middle)

       Coastal Tower, Nine Greenway Plaza
       _____________________________________________________________________
                                   (Street)

       Houston                         Texas                        77046
       _____________________________________________________________________
        (City)                      (State)                      (Zip)
 ___________________________________________________________________________
 2.  Date of Event Requiring Statement (Month/Day/Year)
     1/17/00
 ___________________________________________________________________________
 3.  I.R.S. Identification Number of Reporting Person, if an entity
     (voluntary)
     74-1734212
 ___________________________________________________________________________
 4.  Issuer Name and Ticker or Trading Symbol
     El Paso Energy Corporation         (Symbol NYSE:  EPG)
 ___________________________________________________________________________
 5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
     (  ) Director
     (X ) 10% Owner
     (  ) Officer (give title below)
     (  ) Other (specify title below)
      _____________________________________
 ___________________________________________________________________________
 6.  If Amendment, Date of Original (Month/Day/Year)

 ___________________________________________________________________________
 7.  Individual or Joint/Group Filing (Check Applicable Line)
      X Form filed by One Reporting Person
     ___Form filed by More than One Reporting Person

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 TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
 ___________________________________________________________________________
 |1. Title of Security|2. Amount of   |3. Ownership   |4. Nature of        |
 |   (Instr. 4)       |   Securities  |   Form: Direct|   Indirect         |
 |                    |   Beneficially|   (D) or      |   Beneficial       |
 |                    |   Owned       |   Indirect (I)|   Ownership        |
 |                    |   (Instr. 4)  |   (Instr. 5)  |   (Instr. 5)       |
 |____________________|_______________|_______________|____________________|

 [TYPE ENTRIES HERE]




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 TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
 ___________________________________________________________________________
 1. Title of Derivative Security (Instr. 4)

 ___________________________________________________________________________
 2. Date Exercisable and Expiration Date (Month/Day/Year)
           (See attached)                              (See attached)
         ____________________                        __________________
          Date Exercisable                            Expiration Date
 ___________________________________________________________________________
 3. Title and Amount of Securities Underlying Derivative Security (Instr. 4) El Paso Energy Corporation
          Common Stock, par value
          $3.00 per share                           35,080,566
          __________________________           __________________________
                Title                          Amount or Number of Shares
 ___________________________________________________________________________
 4. Conversion or Exercise Price of Derivative Security
    $37.80
 ___________________________________________________________________________
 5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
    (Instr. 5)
    (D)
 ___________________________________________________________________________
 6. Nature of Indirect Beneficial Ownership (Instr. 5)


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    EXPLANATION OF RESPONSES:

      This Initial Statement of Beneficial Ownership on Form 3 (this "Form 3") is being filed by The Coastal Corporation, a Delaware corporation ("Coastal"). On January 17, 2000, Coastal and El Paso Energy Corporation, a Delaware corporation ("El Paso"), and El Paso Merger Company, a Delaware Corporation ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of Merger Sub with and into Coastal. In connection with the Merger Agreement, Coastal and El Paso entered into a Stock Option Agreement (the "Option Agreement"), dated as of January 17, 2000, under which El Paso granted Coastal an option (the "Option") to purchase up to 35,080,566 shares of common stock, par value $3.00 per share, of El Paso (the "El Paso Shares") subject to certain customary anti-dilution adjustments. Coastal may not exercise the Option until the termination of the Merger Agreement and then only under the circumstances set forth in the Option Agreement.

      By reason of its execution of the Option Agreement, Coastal may be deemed to have beneficial ownership of the El Paso Shares subject to the Option and, accordingly, might be deemed to beneficially own 35,080,566 (or approximately 14.9% of the outstanding El Paso Shares based upon the 235,440,039 El Paso Shares outstanding at the close of business on December 31, 1999 as provided in the Merger Agreement). Coastal expressly disclaims any beneficial ownership of El Paso Shares which are purchasable by Coastal upon exercise of the Option, on the grounds that the Option is not presently exercisable and only becomes exercisable upon the occurrence of the events referred to above. If the Option were exercised, Coastal would have the sole right to vote and to dispose of the El Paso Shares issued as a result of such exercise.

      Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission that Coastal is the beneficial owner of El Paso Shares subject to the Option for purposes of Sections 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed. The foregoing summary of the Option Agreement is qualified in its entirety by reference to such agreement, which has been filed as an exhibit to Coastal's Schedule 13D filed with respect to El Paso on the date hereof.



    /s/ Austin M. O'Toole                                1/26/00
    ------------------------------------           -------------------
    **  SIGNATURE OF REPORTING PERSON                      DATE
    AUSTIN M. O'TOOLE
    SENIOR VICE PRESIDENT AND SECRETARY
    THE COASTAL CORPORATION



    ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

   NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
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